1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 9, 2023

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2023/01/06:	Clarification of Media Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2023

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Clarification of Media Report

Date of events: 2023/01/06

Contents:

1.	Date of occurrence of the event: 2023/01/06

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship with the Company (please enter ”the company itself” or ”subsidiaries”): the company itself

4.	Reciprocal shareholding percentage: N/A

5.	Name of the reporting media: Commercial Times

6.	Content of the report: Chunghwa Telecom is going to spend 10 billion to expand 5G base stations

7.	Cause of occurrence: Media speculation

8.	Countermeasures: None

9.	Any other matters that need to be specified:
(1)	The Company did not announce its 5G base station number of 2022 nor the target of 2023.
(2)	The Company’s 2023 capital expenditure plan is yet to be reviewed and resolved by the board of directors, and the 2023 financial forecast will be announced in accordance with regulations.

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